Horizon Funds

SECOND AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Second Amended and Restated Expense Limitation Agreement is into effective as of July 24, 2018, by and between Horizon Funds, a Delaware statutory trust (the “Trust”), on behalf of Horizon Active Income Fund, a series of shares of the Trust (the “Fund”), and Horizon Investments, LLC, a South Carolina limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated May 21, 2015, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser have entered into an Investment Advisory Agreement dated January 29, 2016 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, desire to enter into this Agreement to maintain the expense ratios for each class of shares of the Funds (“Shares”) within the Operating Expense Limit (as defined below).

WHEREAS, the Trust, on behalf of the Fund, and the Adviser previously entered into an Expense Limitation Agreement dated as of March 31, 2017, and amended as of March 30, 2018 (the “Prior Agreement”);

WHEREAS, the Trust, on behalf of the Fund, and the Adviser desire to amend and restate the Prior Agreement as set forth below; and

WHEREAS, the execution and delivery of this Agreement will supersede the Prior Agreement, which will, from and after the date of this Agreement, be void and of no effect.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.          Expense Limitation.

(a)       Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser and any investment sub-adviser to the Fund (but excluding front-end or contingent sales loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs, such as interest and dividend expense on securities sold short; payments by the Fund, if any, under the Trust’s Rule 12b-1 Distribution Plan; payments by the Fund, if any, under the Trust’s Shareholder Services Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses, such as litigation) incurred by a class of Shares of the Fund in any fiscal year (collectively, “Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b)       Operating Expense Limit. The maximum Operating Expense Limit for each class of Shares in any year shall be 0.99% of the average daily net assets of the applicable class.

(c)       Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each class of Shares of the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of a class of Shares of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.

(d)       Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

(e)       Recapture. If the Adviser so requests, an amount equal to any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the Fund within 36 months after such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the class of Shares for the year in which such repayment occurs, after giving effect to the repayment, does not exceed the lesser of the Operating Expense Limit that was in place at the time of the waiver or reimbursement and the Operating Expense Limit in place at the time of the repayment.

2.         Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until March 31, 2019, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.          Miscellaneous.

(a)       Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)       Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c)       Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.

Horizon Funds, on behalf of Horizon Active Income Fund

By:	/s/ Robert J. Cannon
Robert J. Cannon, President

Horizon Investments, LLC

By:	/s/ Robert J. Cannon
Robert J. Cannon, CEO

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